UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                   FORM 10-SB/A
                                AMENDMENT NO. 1
                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934



                               PARADISE TAN, INC.
                              -------------------
                 (Name of Small Business Issuer in its charter)



                  TEXAS                                    75-2524355
                  -----                                    ----------
      (State or other jurisdiction                      (I.R.S. Employer
    of incorporation or organization)                   Identification No.)


     6700 Denton Highway, Suite H, Watauga, Texas            76148
     --------------------------------------------            -----
       (Address of principal executive offices)            (Zip Code)


                    Issuer's telephone number (817) 581-2366
                                              --------------


Securities to be registered pursuant to Section 12(b) of the Act.


        Title of each class     Name of each exchange on which registered
               None                               None
               ----                               ----


Securities to be registered pursuant to Section 12(g) of the Act.


                    Common Stock ($0.01 par value per share)
                    ----------------------------------------
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.     DESCRIPTION OF BUSINESS.

     Paradise Tan, Inc. (the "Company" or "Paradise Tan") develops, markets, franchises, licenses, and operates retail locations offering indoor tanning services and related products to the general public under the Paradise Tan name. "Indoor tanning" refers to the use of specially designed fluorescent lamps emitting specific wavelengths of ultraviolet light to cause a customer's skin to develop a tan in response. The Company is a Texas corporation formed in 1994.

     The Company opened its first tanning center in 1994. During the first two years of operations, the Company opened three more tanning centers in the Dallas/Fort Worth, Texas area, bringing the total to four. In 1997, the Company opened its first concept indoor tanning center that would become prototype for future locations. With the prototype center, the Company started its franchising program under Paradise Franchising International, Inc. (the "Franchise Company"), a wholly owned subsidiary of the Company. In 2001, the Company also started a licensing program. Franchised locations pay the Company an initial franchise fee and monthly fees based on gross revenues. Franchisees receive training, assistance in maintaining profitable operations and join in cooperative advertising programs. Licensees pay a flat monthly fee, in return licensees are allowed to use the Paradise Tan name and logo and are part of the cooperative advertising program; licensees do not receive training or operational assistance.

     The Company currently has seven Company owned and operated indoor tanning centers and eight franchised or licensed centers in the Dallas/Fort Worth and Phoenix Arizona metropolitan areas. The average Paradise Tan indoor tanning center consists of between 1,600 and 2,600 square feet of leased space located in retail shopping areas, with each location containing between eleven to twenty tanning beds and booths. In addition to providing tanning services, our locations sell private label lotions, shirts and other items. The Company is considering sales of other products we believe would be attractive to our customers, including nutritional bars and supplements. The Company can give no assurances that it will expand its product line or that any new products would be successful.

     Most of the Company's revenues are from sales of memberships in its indoor tanning centers. There are many levels of memberships and each entitles the member to use the Company's facilities as often as desired, commensurate with safety considerations and level of the membership. See "Government Regulations." Memberships are sold on a pre-paid basis with a monthly payment option, but terms and conditions of memberships can be modified from time to time to reflect special offers, new store promotions and other discounts.

     INDUSTRY OVERVIEW. The U.S. indoor tanning industry began in 1979. According to industry sources, the total U.S. indoor tanning industry is estimated to have annual revenues of over $5 billion in 2003, with an estimated 20,000 to 25,000 locations that concentrate strictly on tanning. The three largest segments of the indoor tanning industry are tanning sessions (services), the manufacture of tanning devices and the manufacture and sale of tanning lotions specifically designed for indoor tanning. Industry sources estimate that approximately 10,000 tanning beds are sold annually in the United States to retail indoor tanning locations, with a total installed base of approximately 178,000 units, at an average price of $7,000 per bed. These sales do not include home sales or other equipment and accessories. Currently, there are approximately 32 to 42 tanning lotion manufacturers, although that number varies. According to industry sources, the largest manufacturer of tanning products produces revenues in excess of $40 million annually. The Company has targeted the largest segment of the indoor tanning industry, tanning services, as its primary business and the retail sale of indoor tanning lotions as its secondary objective.

     Small independent operators currently dominate the indoor tanning service industry, with one or two locations in a single metropolitan area. These operators are traditionally undercapitalized and rely primarily upon their personal financial resources. Independently operated tanning centers usually offer limited choices to customers as to hours of operation and tanning devices and do not have standardized operating or marketing procedures. Most marketing by such operators is by word of mouth, local print advertising and couponing. After research, the Company has been unable to identify any single entity that accounts for more than 1% of the national indoor tanning services market. The Company believes the growing number of tanning centers, together with greater consumer acceptance of indoor tanning, has resulted in significant increases in industry sales, with steady revenue growth over the past three years.

     BUSINESS STRATEGY. The Company's business strategy is designed to achieve further growth in the indoor tanning services industry, to utilize its concept store to dominate any market area it enters, to establish a national corporate presence and to develop consumer recognition of the Paradise Tan and Paradise Tanning Centers names.

     The tanning services segment of the market consists almost exclusively of small independently owned indoor tanning centers that offer limited hours of access with two to ten tanning beds. Management believes that the current state of the indoor tanning industry is comparable to the videotape rental industry approximately ten years ago. During the early 1980's, independent videotape rental stores dominated that industry and offered a limited number of movie titles from small shops during limited operating hours. Since that time, the videotape rental industry has become dominated by a small number of large companies offering larger stores, substantially larger product inventories and increased hours of operation, along with a wide variety of related products and services (videotape sales, used tape sales, equipment, popcorn, candy and the like). These larger and better capitalized operators have eliminated much of the independent competition and captured significant market share. The Company's plan is to become a dominant force in the tanning services industry by adopting business strategies similar to those of the larger corporate chains that now dominate the videotape rental industry.

     The Company has already developed a standard concept for providing indoor tanning services. Since the Company opened its first indoor tanning center in 1994, we have refined the concept through a number of evolutionary changes. These refinements have included more sophisticated management and operational control systems than found in typical tanning stores, distinctive interior and exterior designs, standardized color schemes, uniform store layouts and facilities. The Company is confident that the concept store has been sufficiently refined for introduction into new markets.

     The concept store is an integrated marketing approach evident in both the exterior and interior of the stores. Each new Paradise Tan indoor tanning center has a standardized design and color scheme that combine to give each store a consistent architectural look. Each 1,600 to 2,600 square foot concept store is equipped with eleven to twenty state of the art tanning beds and booths. With average tanning sessions of ten to twenty minutes, members have continuous access and availability of equipment to fit individual tanning needs and schedules. A typical Paradise Tan indoor tanning center will operate somewhat longer hours than a typical family owned tanning center. Location hours vary by season. The Company believes that implementation of the concept store will force competitors within a market area to compete on a similar level, requiring them to raise significant capital within a short period of time or withdraw from the market.

     Along with a standardized interior design, color scheme and upscale atmosphere, our Paradise Tan locations use a consistent set of management and financial information and control systems that the Company has developed. These control systems include the use of a computerized database to ensure that customers are tanning within safe limits for their age and skin type. The Company also requires training of its employees and managers and those of its franchisees. The Company has the right to require its management, employees and those of its franchisees to attend continuing training if necessary. The use of management and financial control systems allows the Company to monitor the financial health of its Company-owned locations and those of its franchisees; these controls include daily and weekly gross sales reports, monthly and quarterly profit and loss statements and annual financial statements for each Paradise Tan Company-owned and franchised location.

     The next phase of the Company's strategy is to rapidly expand the number of indoor tanning centers in existing markets to increase market penetration and expand its market areas. Within the next eighteen months, the Company plans to open or acquire, on average, approximately one Company-owned and operated store per quarter for the next six quarters, for a total of up to six new stores. Further expansion beyond this period will depend upon (i) the Company's ability to generate sufficient cash flow from its operations to open additional stores,
(ii) the use of franchising, (iii) successfully obtaining additional debt or equity capital through institutional borrowings or additional offerings or (iv) a combination of the above.

     The Company currently estimates that the cost to construct and equip a Paradise Tan concept store is approximately $150,000 to $175,000. Of this amount, approximately $65,000 is required for leasehold improvements and equipment meeting the Company's specifications and $85,000 to purchase tanning beds, booths and related equipment, inventory and miscellaneous expenses. The cost of acquisition of an existing indoor tanning center from a competitor and refurbishing it as a Paradise Tan indoor tanning center will vary from location to location.

     One of the latest innovations in the tanning industry is UV Free Tanning. UV Free Tanning allows a person to get a tan with the application of a mist sprayed onto the skin to produce a tan. The Company is in talks with a manufacturer to utilize their equipment to supply our Paradise Tanning Centers locations. We currently operate four UV Free Tanning units with plans to expand this to all of our current and future locations.

     The Company also plans to capitalize on growing consumer awareness of the Paradise Tan brand by offering a full line of tanning products, including lotions and accelerators. The Company does not currently plan to manufacture its own product lines, but intends to utilize contract manufacturers that will private label the Company's formulations. The Company believes that offering its own tanning products on a national basis will promote brand recognition and benefit sales of its indoor tanning services.

     SEASONALITY. The indoor tanning business is seasonal, with most memberships sold in the period from January through June. Paradise Tan uses an "autodraft" system, which automatically deducts monthly payments from a customer's bank account. This allows for cash flow throughout the year, but also allows the customer to cancel at any time. Customers may also put memberships "on hold," which allows the customer to remain as a member without having fees deducted for a set period of time.

     ADVERTISING AND PROMOTION. The Company currently uses several methods of advertising and promotion, including print and broadcast media in the two markets that it serves. Franchisees are required to participate in national advertising and local advertising. The majority of the Company's advertising is done through direct mail coupon offers. The Company places its direct mail advertising primarily with national direct mail advertising companies. As the Company expands, we can benefit from price reductions and preferential bookings offered by its advertising companies for larger mass mailings. Each mailing is targeted by zones containing several postal zip codes that coincide with the market area of a particular store or group of stores. The Company also uses billboards to target specific demographic market areas and as a general promotion to increase brand recognition with the general public. The Company has used television advertising on a seasonal basis. .

     As the number of Paradise Tan indoor tanning centers in a market area becomes sufficient to justify an increase in the amount of the advertising budget devoted to broadcast advertising, the Company intends to expand its use of radio and television advertising. The Company also offers referral promotions to existing members, which has proven to be an effective low-cost marketing tool.

     TRADEMARKS. The Company intends to file trademark applications with the United States Patent and Trademark Office (the "PTO") to obtain exclusive use of its trademarks Paradise Tan and Paradise Tanning Centers and associated artwork. The Company regards its trademarks as valuable assets and believes they have significant value in the marketing of its services and associated products. The Company intends to protect its intellectual property vigorously against infringement. Since, however, the Company has yet to file its applications with the PTO, there can be no assurance that the Company will obtain the right of exclusive use of its trademarks. If the PTO fails to grant such trademark registrations, it could have a material adverse effect on the Company's business, financial condition and results of operations.

     COMPETITION. Competition within the tanning services industry is extremely high, with an estimated 20,000 to 25,000 tanning centers nationwide. The indoor tanning services market is highly fragmented, with no one company having a national presence. When the Company opens a Paradise Tanning Center in a new market area, it must compete against established local operators that have gained name recognition with local consumers. Because the Company competes against numerous operators, there is a substantial likelihood that competitors in some markets will have significantly greater financial, advertising and marketing resources than the Company.

     The Company competes on the basis of convenience, variety and quality of services offered, price, value, name recognition, advertising and marketing. In addition, the Company believes that its concept, which sets the Company apart from other competitors, will be an important factor in its ability to compete on a regional and national basis.

     Although significant new competitors may enter a market in which the Company operates, the Company believes this risk is somewhat mitigated by barriers to entry, such as high start up costs and lead times necessary to develop management systems and to adequately train managerial personnel. The Company believes that its most significant competitive limitation has been the lack of capital necessary to implement its business strategy. The Company's limited capital has affected the scope of its advertising and promotional activities and the ability to expand its business through the opening of new locations within its current markets and to open centers in new markets.

     EMPLOYEES. As of November 1, 2003, the Company had approximately 40 employees, including 10 in managerial positions, 2 in administrative positions and the remainder in sales, store staff and customer service. This includes both full-time and part-time employees. The Company has not entered into any collective bargaining agreements with its employees. The Company believes that its relations with its employees are excellent.

     GOVERNMENTAL REGULATION. Both state and federal laws and regulations affect the indoor tanning services industry. The applicable federal laws and regulations do not affect the Company directly, but are primarily targeted at manufacturers of tanning booths, beds and other devices used by the Company in its day-to-day operations. The principal federal laws regulating the manufacture of indoor tanning devices are the Federal Food, Drug and Cosmetic Act administered by the Federal Food and Drug Administration (the "FDA"), the Public Health Service Act and the Radiation Control for Health and Safety Act. Because of the potential for injury and misuse of tanning devices, the FDA has issued stringent rules and regulations governing the manufacture and use of indoor tanning devices.

     The Company believes that the laws governing the manufacture and use of tanning devices are both necessary and appropriate. The Company purchases only indoor tanning devices that meet or exceed the standards required by the FDA. For the personal safety of its customers, the Company's employees monitor the use of its tanning beds and booths to assure compliance with the FDA guidelines. The Company's tanning beds and booths are installed, maintained and repaired by qualified employees or contractors in accordance with manufacturer's specifications.

     State regulation of the indoor tanning industry varies from state to state. Many states have no laws or regulations regarding indoor tanning. As of the date of this registration statement, twenty-eight states have either adopted or are in the process of adopting laws and regulations dealing with the indoor tanning industry. State laws primarily regulate the health and safety aspects of indoor tanning operations rather than regulating the indoor tanning devices used. Typically, states require a minimum customer age of 13 (with parental consent and supervision), use of protective eyewear during any tanning session, maintenance of proper exposure distance and maximum exposure time as recommended by the manufacturer and availability of suitable physical aids such as handrails. Violation of the federal or state laws could result in criminal or civil penalties. The Company's internal controls allow the Company to monitor the compliance of its Company-owned and franchised locations with the existing state regulations.

     The Company has designed its Paradise Tanning Center concept, including management controls and operating systems, to comply with applicable federal and state regulations and to monitor each location's compliance. Management believes that the Company's operations meet or exceed the requirements of all applicable or proposed statutes and regulations.

RISK FACTORS

     The Company's business is subject to numerous risk factors, including, but not limited to, the following:

     ECONOMIC AND SEASONAL CONDITIONS. The Company's business is seasonal in nature and is also subject to economic fluctuations. Purchases of the Company's tanning services and related products are discretionary and tend to decline during periods of recession when discretionary or disposable income is lower. Any significant decline in general economic conditions or uncertainties regarding future economic prospects affecting consumer spending habits could have a material adverse effect on the Company's business, financial condition and results of operations.

     Use of the Company's indoor tanning services declines during the summer months (June, July and August) when natural sunlight is available for outdoor tanning. The Company's Autodraft program does even out the seasonality, since this program provides cash flow throughout the year, but it is still a challenge to the business. Seasonal variations in consumer use of indoor tanning facilities can materially affect the Company's ability to sell its services resulting in uneven membership sales and operational cash flow among fiscal quarters. See Item 2, "Management's Discussion and Analysis of Financial or Plan of Operations--Liquidity and Capital Resources."

     LIFESTYLE TRENDS. The Company's success depends upon the consuming public's continued perception that having a tan is desirable. A change in the public's perception or desire to be tan could cause a substantial decline in membership sales and usage of the Company's facilities, which could adversely affect the Company's business, financial condition and results of operations. This adverse effect could be material given the Company's aggressive expansion plans and the Company's dependence on lengthy commercial leases for its stores. A significant reduction in revenues due to changes in consumer lifestyles could result in operating income becoming insufficient to cover operating expenses. See Item 1, "Description of Business - Business Strategy."

     DEPENDENCE ON KEY PERSONNEL. The Company is dependent upon the services and business expertise of its executive officers and certain key employees. The loss of any one of these individuals could have a material adverse effect on the Company.

     Since the Company's inception in 1994, it has been under the management of Ron Schaefer, who is now the Company's President. The Company added the management of Dan Sturdivant in 1998 who is currently the Company's Vice President. There can be no assurance that either Mr. Schaefer or Mr. Sturdivant will actively stay with and contribute to the Company. Mr. Schaefer has an employment agreement with the Company that includes a non-competition clause.

     The Company believes that its future success will depend upon its ability to attract and retain skilled and knowledgeable management, marketing and operations personnel. No assurance can be given that the Company will be successful in retaining key employees or in securing the services of other qualified personnel. See Item 5, "Directors and Executive Officers, Promoters and Control Persons."

     RISKS RELATED TO BUSINESS EXPANSION. During the last nine years, the Company has expanded within its trade area of metropolitan Dallas/Fort Worth, Texas and beyond. The Company's ability to accomplish its goals is dependent upon implementation of its aggressive expansion plans as part of its business strategy. However, the Company's business is subject to a number of risks related to expansion, any one of which could have a material adverse effect on its business, financial condition and results of operations.

     The Company's business strategy and expansion plans may place significant strain on the Company's management, working capital, financial and management control systems, and staff. The failure of the Company to properly respond to these needs by failing to maintain or upgrade financial and management control systems, failing to recruit additional staff or failing to respond effectively to difficulties encountered during expansion could adversely affect the Company's business, financial condition and results of operations. Although the Company has taken steps to ensure that its management and financial systems and controls are adequate to address its current needs and is attempting to recruit and train additional staff, there can be no assurance that the Company's systems, controls or staff will be adequate to sustain future growth.

     The key aspect of the Company's business strategy is to expand the number of indoor tanning centers it operates and the trade areas (cities/states) in which the new or acquired locations, (both Company owned and franchisees/licensees) will be located. There is no assurance that the Company will be able to continue to secure attractive site locations on economic terms that are acceptable to the Company in a timely fashion and achieve the Company's expansion objectives. In addition, there can be no assurance that the Company's plans to expand will be successful, that new or acquired stores will be profitable. See Item 1, "Description of Business - Business Strategy" and " - Competition."

     FRANCHISING/LICENSING. The Company's growth strategy includes increasing the number of franchised/licensed locations, but this is a new area for the Company. There can be no assurance of that the Company will succeed in increasing the number of franchised or licensed locations, or that increasing such franchised or licensed locations will outweigh the costs of implementing and increased franchising and licensing strategy. If a Company owned location is sold to a franchisee/licensee, the Company will experience a loss of revenues, outside of the franchise/license fees and royalties, until another location can be added to replace the revenues.

     LOTIONS. The Company is planning to expand its lotion line, but there can be no assurance of that the Company will generate sufficient revenues to offset the cost of expanding its lotion line. The lotion business is very competitive. Further, although we believe we sell the best lotion available, there can be no assurance that a customer will not burn themselves and bring suit against the Company for damages.

     UV FREE TANNING. This is a new and upcoming business area, emerging onto the scene about three years ago, but without consistent historical results. Although today's spray-on tanning equipment feature advanced technology that provides an even, all-over tan to customers and offers indoor tanning centers a new revenue source, the technology and cosmetic results do not have a long-term history. Manufacturers of this equipment are attempting to patent their equipment, so we are opting to use existing manufacturers instead of developing our own proprietary equipment at this time. Also UV Free Tanning is new and unforeseen problems could develop.

     COMPETITION. The indoor tanning services industry is extremely competitive. The Company competes with numerous competitors offering indoor tanning services within any given trade area. Competition occurs not only from other tanning locations but also from health clubs that offer tanning services or facilities to their members as part of their existing services. The Company will compete against numerous competitors, most of whom may have significantly greater financial, advertising and marketing resources than the Company. The Company's future success will depend to a significant degree upon (i) its ability to rapidly expand and establish itself as a dominant competitor within a given trade area thereby discouraging additional competitors from entering the market, and (ii) the constraints imposed by the Company's financial resources. See Item 1, "Description of Business - Competition."

     MARKETING. The success of the Company is likely to be dependent on adequate marketing and support resources, both of which are difficult to predict accurately. Marketing includes advertising and promotional materials and advertising campaigns in both print and broadcast media. There is no assurance that the marketing efforts of the Company will be successful or that the Paradise Tan indoor tanning centers can obtain or maintain an adequate attendance base. There is also a risk that tanning salons may be a passing fad and will peak in a few years and then not grow sufficiently to meet the Company's expectations.

     HEALTH RISKS AND IMPLICATIONS ASSOCIATED WITH TANNING. The success of the Company's business is significantly dependent upon the consuming public sustaining a belief that the benefits of indoor tanning outweigh the risks of exposure to ultraviolet light. Any significant change in public perception of indoor tanning caused by scientific studies, government reports, rumors or otherwise that link tanning (indoor or outdoor) to a significant increase in the likelihood of skin cancer or other skin diseases, could have a material adverse effect on the Company's business, financial condition and results of operations. In December 1994, the American Medical Association ("AMA") House of Delegates, a physician industry group, adopted Resolution 217 in which the AMA reaffirmed its current policy concerning indoor tanning facilities that encourages implementation of state and local indoor tanning facility regulations and urges the FDA to ban the sale and use of tanning equipment for non-medical purposes. See Item 1, "Description of Business - Government Regulation."

     CONTROL BY PRINCIPAL STOCKHOLDERS. The Company's principal stockholders (the "Principal Stockholders") directly own a total of 12,213,329 shares of Common Stock of the Company, representing approximately 72% of the outstanding shares of Common Stock. As a result, the Principal Stockholders will be in a position to control the Company through their ability to determine the outcome of elections of the Company's directors, adopt, amend, or repeal the Bylaws and take certain other actions requiring the vote or consent of the stockholders of the Company. See Item 4, "Security Ownership of Certain Beneficial Owners and Management."

     UNCERTAINTY OF EXPANSION STRATEGY. The Company plans to expand its number of locations. Any such expansion will depend on, among other things, the Company's capital resources, the availability of suitable indoor tanning center sites or potential acquisitions, the timely development and construction of locations, the ability to hire skilled management and other personnel, management's ability to successfully manage growth (including monitoring individual locations, controlling costs, implementing marketing and advertising, maintaining effective quality and financial controls), and the availability of sufficient cash flow from operations. The Company can give no assurance that such cash flow will be available or that the Company will be able to open all its planned new locations or, if opened, that these locations can be operated profitably. See Item 1, "Description of Business - Business Strategy."

     LACK OF MARKET ANALYSIS. The Company has performed, to date, no scientific, empirical or other form of detailed market analysis or study to demonstrate the level of local or regional consumer acceptance of the Paradise Tanning Center concept other than its subjective observations regarding customers of the Company's current tanning centers. The Company can give no assurance that consumer acceptance of the Company's services and products will be sufficient to sustain the Company's ongoing operations.

     LIMITED CAPITAL; NEED FOR SIGNIFICANT ADDITIONAL FINANCING. The Company has met its capital and operating requirements to date through borrowings from officers and unaffiliated third parties, and from operational cash flow. Based upon the Company's business strategy, management believes that the Company will be able to meet its cash requirements for approximately one year. The Company's continued operations and expansion plans thereafter will depend upon revenues, if any, from operations and the availability of significant future equity and/or debt financing. The Company has no commitments for additional financing, although the Company is in talks with various financing sources. The Company can give no assurance that the Company will have sufficient revenues or be able to obtain additional financing on satisfactory terms or that it will be able to maintain profitable operations. See Item 2, "Management's Discussion and Analysis or Plan of Operations."

     NO DIVIDENDS. The Company has never paid any dividends on the Common Stock and does not anticipate paying dividends for the foreseeable future. The Company intends to use any income received from operations for the Company's future operations and growth. Payment of dividends in the future would depend upon the Company's profitability at the time, cash available for dividends and other factors. See Item 8, "Description of Securities."

     NO CUMULATIVE VOTING. There is no cumulative voting for the election of directors of the Company. Accordingly, the holders of a majority of the Company's outstanding voting stock may elect all the directors of the Company, if they choose to do so, and the holders of the remaining shares will not be able to elect any directors. Currently, the Principal Stockholders own 72% of the shares of Common Stock outstanding and are in a position to control the affairs of the Company, including the election of the board of directors. See
Item 8, "Description of Securities."

     CHANGES IN GOVERNMENT REGULATIONS. Both federal and state laws and regulations affect the indoor tanning industry and the Company. While federal laws currently are directed towards the manufacturers of tanning devices and not at providers of indoor tanning services, there can he no assurance that the federal government will not introduce laws and/or regulations which may have a substantial impact on the Company, its operations and profitability. In addition, various state laws and regulations currently affect the Company as they typically set minimum consumer safety standards for operation of indoor tanning stores. Due to the potential for injury to consumers, the possibility of governmental reports containing findings which are detrimental to the indoor tanning industry and possible misuse of the tanning devices by customers or store personnel, the Company can give no assurance that the various states will not introduce new laws and regulations effecting the indoor tanning industry or modify existing ones, which may have a substantial impact on the Company, its operations and profitability. See Item 1, "Description of Business."

     TECHNOLOGICAL OBSOLESCENCE; NEW TECHNOLOGIES. Development of new or improved tanning devices, processes or technologies may make the Company's inventory of tanning devices obsolete or less competitive requiring substantial capital outlays by the Company to purchase new devices to replace those that become obsolete. The Company can give no assurance that it will have or be able to obtain the necessary capital resources to purchase new equipment or replace those that have become obsolete.

     In addition, medical research is constantly creating new technologies, drugs, skin creams, lotions and chemical compounds. There can be no assurance that the indoor tanning industry in general and the Company in particular will not be replaced by new medical technologies, including but not limited to, drugs, skin creams, lotions or other chemical compounds that will make the services offered by the Company unnecessary or obsolete.

     SAFETY AND HEALTH RISKS. The Company maintains numerous tanning devices at its various Paradise Tanning Centers. All of its tanning devices have a timing mechanism and contain multiple light bulbs that emit ultraviolet radiation. The Company can give no assurance that one or more of the Company's customers will not be substantially and/or fatally injured due to overexposure from ultraviolet radiation as a result of improper or negligent operation, a failure or malfunction of a tanning device, its control or timing mechanism or ultraviolet light bulbs. Although the Company currently maintains liability insurance, the Company can give no assurance that it will maintain such insurance in the future or that such insurance will have sufficient limits to adequately cover the Company's costs and expenses of litigation and its liability for damages sustained by one or more of its customers. Any significant damage award or settlement, over and above the Company's insurance policy limits, if any, may have a substantial impact on the Company's profitability or cause the Company to cease as an operating concern. See Item 1, "Description of Business - Governmental Regulation."

     DEPENDENCE ON SINGLE BUSINESS; LACK OF DIVERSIFICATION. The Company is engaged solely in the business of offering indoor tanning services and related products to its customers and has no plans to enter into any other unrelated business. As a result, the financial success of the Company is completely dependent upon the Company's ability to successfully market its indoor tanning services to potential customers, the success of its business strategy and the continued existence/viability of the indoor tanning industry. Management does not believe that its current or future tanning locations can be readily adapted to other businesses without significant cost and expense and there can be no assurance that the Company would be successful in locating or operating any alternative business or that it would have sufficient financial resources to implement any significant change in its business. See Item 1, "Description of Business - Business Strategy."

     DEPENDENCE ON TRADE AND SERVICE MARKS. The Company intends to file trade or service mark applications with the PTO to obtain exclusive use of its trade and service marks. The Company regards its trade and service marks as valuable assets that have significant value in the marketing of its services. The Company intends to protect its trade and service marks vigorously against infringement. Since the Company has not yet filed its applications with the PTO, the Company can give no assurance that any of its applications will be granted and that it will obtain the right of exclusive use of its trade and service marks. Failure of the PTO to grant such trade and service mark registrations could have a material adverse effect on the Company's business, financial condition and results of operations.

     UNCERTAIN RETURN OF INVESTMENT. There are many factors involving the success of the operations of the Company that affect the recovery of similar investments. Under ordinary circumstances, the return of an investment in the Company may take several years to occur, if at all.

     INDEMNIFICATION. The Company's bylaws provide for the indemnification of, and the advancement of expenses to, the directors and officers of the Company in connection with proceedings and claims arising out of their status as such to the fullest extent permitted by the Texas Business Corporations Act, as amended (the "Texas Act"). In addition, the bylaws contain certain provisions intended to facilitate receipt of such benefits. The Company alsointends to purchase customary directors' and officer liability insurance policies for its directors and officers, if such insurance is available at a cost that the Board of Directors deems prudent.


ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The following is a discussion of the financial condition and results of operations of the Company for the years ended December 31, 1999, 2000, 2001 and 2002. This discussion should be read in conjunction with the Financial Statements of the Company and the related notes thereto appearing as an exhibit to this registration statement.

     OVERVIEW. The Company was founded in 1994 and opened its first tanning location in that same year. Since then, the Company has experienced significant growth in sales within its current market area of Dallas/Fort Worth, Texas. The Company's revenues grew from $72,376 in the year ended December 31, 1994, its first year of operations, to $215,227 in 1995, $316,247 in 1996, $442,877 in
1997, $594,364 in 1998, $1,488,368 in 1999, $2,116,004 in 2000, $1,105,900 in
2001, and $938,208 in 2002. There can be no assurance that the Company's recent growth in revenues will continue or that the Company's revenues will not decline.

     The Company's recognition of revenue for tanning membership sales lags the cash receipts from the membership contracts, resulting in significant deferred revenue at any point in time. Revenue from membership sales is recognized on a straight line basis over the appropriate membership period.

     RESULTS OF OPERATIONS. The table below sets forth, for the periods presented, the percentage relationship of certain line items from the Company's statements of operations to revenues for such periods.

     While the Company expects the average operating costs per store to increase, the Company expects such costs to be more than offset by the additional revenues and cash flows attributable to such operations. Specific cost areas in which average per store are expected to increase include the costs of facilities leases, salaries and commissions, depreciation and amortization.

     As the Company expands into new markets, higher general and administrative expenses are anticipated to support the planned growth. The base amount of the top level management's salaries should not experience any significant change however that could change.

     FISCAL YEAR ENDED DECEMBER 31, 2002 COMPARED WITH FISCAL YEAR ENDED DECEMBER 31, 2001.

     Revenues. Revenues for the fiscal year ended December 31, 2002 decreased $167,692 or 15%, from fiscal 2001. During fiscal 2002, the Company had divested of some stores that decreased debt but also decreased revenues.

     Costs & Expenses. Costs and Expenses for fiscal 2002 decreased $199,037 or 15%, from fiscal 2001. The expenses have come down with the cost cuts and the sale of salons.

     Depreciation and Amortization. Depreciation (and Amortization) expenses were $133,012 in 2002, $172,322 in 2001, $183,250 in fiscal 2000, and $231,021 in 1999. These numbers increase to cash flow numbers if added back to net income.

     LIQUIDITY AND CAPITAL RESOURCES. Cash on hand for the combined Paradise Tan and Paradise Franchising International at year end 2002 was $32,355 and at year end 2001 was $940. The Company operates on a tight cash flow and would benefit from an influx of capital. It could save about $10,000 per month or about $120,000 annually alone by retiring or at least restructuring its' debt.

     SEASONALITY. The Company's business is seasonal in nature in that the most active fiscal quarters for taxing activities and in new membership sales are the first quarter (January-March), which is the strongest, and the second quarter (April-June). The impact on liquidity and capital resources of the seasonal nature of tanning activity in a reduction in the generation of cash from sales of memberships, tanning products and other tanning services during the last two quarters of the Company's fiscal year. The first two quarters historically have accounted for approximately 60% of sales.

     Although membership sales volume in the tanning stores is seasonal, the impact of such seasonality on the Company's Financial Statements is partially mitigated by the Company employing a monthly autodraft on the memberships to keep the seasonality fluctuations in cash flow less dramatic and more consistent.

     INFLATION. The Company has generally been able to offset cost increases with increases in the prices for its services. Accordingly, the Company does not believe that inflation has had a material effect on its results of operations to date. However, there can be no assurance that the Company's business will not be adversely affected by inflation in the future.


                            SELECTED FINANCIAL DATA

     Selected financial data shown below for the year ended December 31, 2002 were derived from the financial statements of the Company. The selected financial data for the period from December 31, 1994 through December 31, 2002 were derived from unaudited financial statements that include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. This table should be read in conjunction the Financial Statements and related notes thereto included as an exhibit to this registration statement.


INCOME STATEMENT DATA

                                               YEAR ENDED DECEMBER 31
                                    1999        2000        2001        2002
REVENUES*                      1,488,368   2,116,004   1,105,900     938,208
COSTS & EXPENSES              (1,841,444) (2,088,588) (1,349,170) (1,150,133)
Operating Income                (353,076)     27,416    (243,270)   (211,925)
Other Income/Expenses            260,766      21,425      34,369    (172,484)
Net Income/Expense               (92,310)     48,841    (208,901)   (384,409)

*    Revenues contain Paradise Tan, Paradise Franchise International




BALANCE SHEET DATA*

                                               YEAR ENDED DECEMBER 31
                                    1999        2000        2001        2002
TOTAL ASSETS                   1,141,507   1,686,778   1,524,948     967,426
TOTAL LIABILITIES                966,361   1,318,793   1,128,627   1,031,675
STOCKHOLDERS EQUITY              175,145     367,985     396,319     (64,249)

*    Paradise Tan and Paradise Franchising International numbers combined


ITEM 3.     DESCRIPTION OF PROPERTY.

The Company leases 8 locations for its Company-owned Paradise Tan tanning centers, located at:

Corporate Owned Locations

7802 Harwood NRH, TX 76180

1060 N. Main Euless, TX 76039

6700 Denton Hwy Watauga, TX 76148

4201 W. Green Oaks Arlington, TX 76016

500 W. Southlake Southlake, TX 76092

2041 Rufesnow Keller, TX 76248

7451 N. Beach St. FT. Worth, TX 76137

4101 Airport Freeway Bedford, TX 76022


The Company also leases premises at 6700 Denton Highway, Suite H, Watauga, Texas for use as its corporate headquarters. The Company believes that its corporate headquarters premises are adequate for its current needs and for the foreseeable future.


ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information as of November 1, 2003 regarding the ownership of the Company's Common Stock by (i) each person who is the owner of 5% or more of the outstanding shares of Common Stock, (ii) each director of the Company or director nominee and (iii) all officers and directors of the Company as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as owned by them.


Name and Address                                        Shares      Percent
                                                      ----------     -----
Ron Schaefer                                           4,292,221     25.5%

Dan Sturdivant                                         1,792,221     10.7%

Dan Broder                                             1,812,221     10.8%

David Rutkoske                                         4,316,666     25.7%
                                                      ----------     -----

All Officers and Directors as a group (4 persons)     12,213,329     72.7%
                                                      ----------     -----



ITEM 5.     DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     DIRECTORS AND EXECUTIVE OFFICERS. The members of the Company's board of directors are elected annually and hold office until their successors are elected and qualified. The Company's officers are chosen by and serve at the pleasure of its board of directors. Each of the officers and directors has positions of responsibility with businesses other than the Company and will devote only such time as they believe necessary on the business of the Company. There are no family relationships among any of the directors, director nominees or executive officers of the Company. The Company's officers and directors or major shareholders are as follows:

     RONALD SCHAEFER, age 39, is the President of Paradise Tan, the Vice President of Paradise Franchise International and a member of the Board of Directors of the Company. Mr. Schaefer has extensive experience in franchising, owning and operating various franchises since 1986. Before starting Paradise Tan, Mr. Schaefer owned a Premier Video franchise store between 1990 and 1995 and a Domino's Pizza franchise store between 1986 and 1990. He gained a strong understanding of the intricacies of franchisees operations when he managed and operated 9 Domino's Pizza locations with 180 employees under his supervision between 1981 and 1986.

     DAN STURDIVANT, age 54, is the Vice President of Paradise Tan, the President of Paradise Franchise International and a member of the Board of Directors of the Company. Mr. Sturdivant comes from a long entrepreneurial background. Before taking charge of the franchising efforts of the Company, Mr. Sturdivant owned a glass and window manufacturing company, Starlite Products, Inc., which he sold in February 1998. Between 1992 and the end of 1993, Mr. Sturdivant was regional sales manager for Speedy Auto Glass Franchising, selling franchises in Texas, New Mexico, Colorado and Wyoming. Prior to joining Speedy, he served as regional vice president of Windshields America, being responsible for sales and operations in a four-state area with 36 stores, 200 employees and annual sales in excess of $20 million. He graduated from Texas A&M Commerce in 1970 with a Bachelors in industrial management and a minor in Finance.

     DANIEL G. BRODER, age 44, is a member of the Board of Directors of the Company. Mr. Broder is the founder and President of Daniel Broder & Associates, CPAs, PC, an accounting firm that has serviced business clientele in the Dallas/Fort Worth metropolitan area since 1986. His firm currently employs a professional staff of 10. Mr. Broder is a 1981 honors graduate of the University of Texas in Arlington, with his degree in Accounting. Upon graduation, Mr. Broder joined Price Waterhouse, and later went to Coopers & Lybrand, LLP. Mr. Broder founded his own accounting practice in 1986, which has grown to a million-dollar firm in a short time. Mr. Broder is a member of the Tax Society of CPAs, the American Institute of CPAs, the National Society of Tax Professionals and the American Institute of Tax Studies. He is involved locally with many Chambers of Commerce in the DFW area.

     DAVID L. RUTKOSKE, age 38, is a member of the Board of Directors of the Company. Mr. Rutkoske received a bachelor's degree in finance from Ithaca College in 1986. From 1986 until 1983, Mr. Rutkoske was a branch manager for Thomas James Associates, a securities broker-dealer. From 1993 until 1996, Mr. Rutkoske was the principal in several securities broker-dealer firms. Since the founding of Lloyd Wade Securities inc., a stock brokerage firm, in 1996 until 2000, Mr. Rutkoske has served as its president. Mr. Rutkoske also started in the tanning business in 1996 when he co-founded Z TAN. In 1999, Z TAN merged with Paradise Tan. Mr. Rutkoske is currently a shareholder in Paradise Tan. Mr. Rutkoske is also the owner of Round Table Financial Services inc., which is a consultant to Paradise Tan. Further, Mr. Rutkoske filed for Chapter 13 Bankruptcy in August of 2002, which was dismissed in October 2003. Mr. Rutkoske was the subject of two NASD complaints in 2001 and 2002, one of which was dismissed in August 2003. In the other action, without admitting or denying any of the NASD's allegations, Mr. Rutkoske agreed to be barred from the securities industry, with the right to reapply in three years.

ITEM 6.     EXECUTIVE COMPENSATION.

     EXECUTIVE COMPENSATION. Mr. Schaefer is being paid an annual salary of $75,000. Mr. Broder, Mr. Sturidvant and Mr. Rutkoske are due an advisory fee of $500 per month. Mr. Broder and Mr. Rutkoske are owed four years of advisory fees in arrears and Mr. Sturdivant is owed advisory fees in arrears for two years.

     On September 25, 2003, the Company granted each member of its Board of Directors an option to purchase up to 5,000,000 shares of the Company's Common Stock at an exercise price of $0.10 per share, which was the fair market value of the Common Stock on the date of Grant.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Pursuant to the Merger Agreement between S. Joseph and Associates Inc. (Z
TAN) and the Company, Mr. Rutkoske owns 74,000 shares of Paradise Tan Preferred Stock that is convertible into Common Stock at $10 per share from his contribution of his five indoor tanning locations. Dan Sturdivant, Dan Broder and Ron Schaefer each own 20,666 shares of Paradise Tan Preferred Stock that is convertible at $10 per share from their contribution of their seven tanning salons.

ITEM 8.     DESCRIPTION OF SECURITIES.

THE COMMON STOCK. The authorized common stock of the Company consists of 50,000,000 shares of Common Stock, par value of $.01 per share. The holders of Common Stock are entitled to one vote for each share held of record on the record date for each meeting of shareholders. No share of Common Stock is entitled to preference over any other share and each share of Common Stock is equal in all respects to any other share. In any distribution of assets, whether voluntary or involuntary, holders are entitled to receive pro rata the assets available to holders of Common Stock after creditors have been paid in full and after any liquidation preference of any other class of stock, such as preferred stock, has been satisfied. The outstanding shares of Common Stock are fully paid and nonassessable. As of the date of this registration statement, there are 16,794,114 shares of Common Stock outstanding. Quotations for the Company's Common Stock are available on the over-the-counter "Pink Sheet" quotation system under the symbol "PTNK."

THE PREFERRED STOCK. The authorized preferred stock of the Company consists of 1,000,000 shares of Preferred Stock, with a par value of $10 per share. The holders of the Preferred Stock are not entitled to vote except as specifically required by law, as it is non-voting. The Company may issue the authorized Preferred Stock in classes or series, the rights, privileges and preferences of which are subject to determination by the Company's Board of Directors without further reference to the shareholders. The Preferred Stock will have preference over the Common Stock in the event of distribution of assets, whether voluntary or involuntary, but will be subject to the prior rights of creditors and debtholders. As of the date of this registration statement, there are 136,000 shares of Preferred Stock outstanding, with a face amount of $10 per share, with cumulative dividends at 8%.

WARRANTS. The Company has issued warrants are convertible into shares of the Common Stock of the Company at an exercise price of $2.00 per share. As of the date of this registration statement, the Company has warrants outstanding to purchase 439,995 shares of Common Stock of the Company, which expire on various dates from April 16, 2006 to September 10, 2006.

OPTION GRANTS. On September 25, 2003, the Company granted each member of its Board of Directors an option to purchase up to 5,000,000 shares of the Company's Common Stock at an exercise price of $0.10 per share, which was the fair market value of the Common Stock on the date of Grant.

NO PREEMPTIVE RIGHTS. Holders of the Common Stock have no preemptive rights to purchase additional securities that may be offered by the Company.

NO CUMULATIVE VOTING. There is no cumulative voting for the election of directors. Accordingly, the owners of a majority of outstanding voting shares may elect all of the directors if they choose to do so.

DIVIDENDS ON COMMON STOCK. The Company currently plans to retain all available earnings generated by its operations for the development and growth of its business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to dividend policy will be made at the discretion of the Board of Directors of the Company and will depend on a number of factors, including future earnings, capital requirements, cash availability, financial condition and future prospects of the Company and such other factors as the Board of Directors may deem relevant.

REPORTS. The Company will furnish annual reports to shareholders containing audited financial statements.

STOCKHOLDER ACTION. Pursuant to the Texas Act, with respect to any act or action required of or by the holders of the Common Stock, the affirmative vote of the holders of a majority of the issued and outstanding Common Stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law. The Company's bylaws contain provisions and impose advance notice procedures with regard to certain stockholder proposals.

Under the Texas Act, stockholders may take certain actions without the holding of a meeting by a written consent or consents signed by the holders of a majority of the outstanding shares of the Common Stock entitled to vote thereon. Proper notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to the action. The purposes of this provision are to facilitate action by stockholders and to reduce the corporate expense associated with annual and special meetings of stockholders. The Principal Stockholders own approximately 72% of the outstanding Common Stock. Accordingly, such stockholders may be in a position to approve by written consent certain actions required or permitted to be taken by stockholders of the Company, including the election of directors. Pursuant to the rules and regulations of the Securities and Exchange Commission, if a stockholder action is taken by written consent, the Company will be required to send each stockholder entitled to vote on the applicable matter, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Price quotations for the Company's Common Stock are posted presently on the over-the-counter "Pink Sheet" quotation system and have been since July 30, 2002. The Company intends to become a reporting company under the Securities Exchange Act of 1934, as amended, and intends to assist market makers in quoting the Common Stock on the OTC Bulletin Board when the Company becomes eligible. The Company can give no assurance that its Common Stock will ever be quoted on the OTC Bulletin Board in the foreseeable future, it at all.

(a)  Market Price.

The historical prices for the Company's Common Stock on the Pink Sheets since the beginning of trading are as follows:


Date          Open      High      Low       Close

07-Nov-03     $0.10     $0.10     $0.10     $0.10
30-Sep-03     $0.10     $0.10     $0.10     $0.10
16-Jun-03     $0.20     $0.20     $0.20     $0.20
19-Mar-03     $2.00     $2.00     $2.00     $2.00
25-Oct-02     $1.75     $1.75     $1.75     $1.75
24-Sep-02     $2.00     $2.00     $2.00     $2.00
30-Jul-02     $3.00     $3.00     $3.00     $3.00



     The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     For the initial listing in the NASDAQ SmallCap Market , a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 stockholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million. For continued listing in the NASDAQ SmallCap Market , a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be two market makers. In addition, there must be 300 stockholders holding 100 shares or more. The Company can give no assurances that it will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a stockholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

(b) Holders. As of the date of this registration statement, there are approximately 60 holders of the Company's Common Stock. In 1994, the Company issued 1,000 shares, as adjusted for stock splits, of its Common Shares for cash to its initial investors for cash. During 1995, 1996, 1997 and 1998, the Company did not issue any shares of Common Stock. In 1999, 2000, 2001 and 2002, the Company issued 100,000 shares, 9,806,500 shares,
     180,998 shares and 968,286 shares, respectively, to investors for cash or in exchange for services. In the six months ended June 30, 2003, the Company issued as additional 6,710,330 shares. Since 1999, the Company has canceled a total of 253,000 shares, for a total outstanding on the date of this registration statement of 16,794,114. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with exemptions from registration afforded by Sections 3(b) or 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). As of the date of this registration statement, 2,101,949 shares of the Company's Common Stock held by non-affiliates are eligible for sale, including 587,618 shares eligible under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in such Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

(c) Dividends. The Company has not paid any dividends to date on its Common Stock, and has no plans to do so in the immediate future.

ITEM 2.     LEGAL PROCEEDINGS.

None

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company has changed accountants since its formation; but there were no disagreements with the findings of the Company's former accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

(a) Securities sold. The Company sold and issued its securities during the three year period preceding the date of this registration statement in a series of private transactions or exempt offerings of securities; as follows:

     On October 16, 2001, the Company converted a $50,000 debt owed to David Rutkoske, a director of the Company, in exchange for a total of 20,000 shares, which was later adjusted by the Company to 66,666 shares (or $0.75 per share).

     Also on October 16, 2001, the Company converted a $50,000 debt owed to an entity owned by Ron Schaefer, Dan Sturdivant and Dan Broder, directors of the Company, in exchange for a total of 20,000 shares, which was later adjusted by the Company to 66,666 shares (or $0.75 per share).

     In November 2001, the Company sold 10,000 shares to a private investor for $25,000 in cash. In April 2003, that investor converted a $50,000 debt and $5,000 in accrued interest into shares of Common Stock at $0.75 per share, and the initial purchase price was adjusted to $0.75 per share, for a total of 116,666 shares.

     On various dates in October and November 2002 and January 2003, the Company sold a total of 381,286 shares for total cash consideration of $126,950 to a foreign investor.

     On April 15, 2003, the Company sold 1,333,333 shares to a private investor for cash consideration of $1,000,000. Subsequently, in September 2003, the Company issued the investor an additional 3,000,000 shares to reprice the shares issued to the investor.

     Certain of the shares of Common Stock of the Company were sold and issued on various dates, described above, for investment purposes in "private transactions" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act. In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11) of the Securities Act of 1933, as amended, if six conditions are met:

     (1) Current public information must be available about the issuer unless sales are limited to those made by non-affiliates after two years.
     (2) When restricted securities are sold, generally there must be a one-year holding period.
     (3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.
     (4) Except for sales of restricted securities made by non-affiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in
          Section 3(a)(38) of the 1934 Act.
     (5) Except for sales of restricted securities made by non-affiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.
     (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

(b) Underwriters and other purchasers. There were no underwriters in connection with the sale and issuance of any of the Company's securities. All of the purchasers of Common Stock from the Company have had a pre-existing personal or business relationship with the Company or its officers and directors.

(c)  Consideration.

Certain shares of stock were sold for cash by the Company and others were issued either for services rendered to the Company or to settle outstanding debts of the Company or its predecessor. The Company sold shares in 2001, 2002 and 2003 at various prices, ranging from $0.28 to $0.75.

(d)  Exemptions from Registration Relied Upon.

The sale and issuance of the shares of stock were exempt from registration under the Securities Act of 1933, as amended, by virtue of either section 3(b) or 4(2) and, in certain cases, Regulation D promulgated thereunder. Purchasers in transactions exempt under Section 4(2) and Rule 506 purchased shares from the Company for investment and not with a view to distribution to the public.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

INDEMNIFICATION ARRANGEMENTS. The Company's bylaws provide for the indemnification of, and the advancement of expenses to, the directors and officers of the Company in connection with proceedings and claims arising out of their status as such to the fullest extent permitted by the Texas Act. In addition, the bylaws contain certain provisions intended to facilitate receipt of such benefits. The Company also intends to purchase customary directors' and officer liability insurance policies for its directors and officers, if such insurance is available at a cost that the board of directors deems prudent.


                                    PART F/S

                          Independent Auditors' Report

To the Board of Directors and Stockholders:
Paradise Tan, Inc.
6700 Denton Highway
Suite #H
Watauga, TX 76148

We have audited the accompanying consolidated balance sheet of Paradise Tan, Inc. (a Texas corporation) and it's wholly owned subsidiary as of December 31, 2002 and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of Paradise Tan, Inc. and it's wholly owned subsidiary as of December 31, 2002, and the consolidated results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/ Bongiovanni & Associates
Cornelius, North Carolina


June 30, 2003



                                Paradise Tan, Inc
                                  Balance Sheet
                                  June 30, 2003
                                  (unaudited)
===============================================================================


                                     ASSETS
                                     ------
Current Assets

   Cash                                                              $  889,132
   Current Portion of Notes Receivable                                   10,987
   Inventory                                                             41,611
                                                                     ----------
      Total Current Assets                                              941,730

Fixed Assets (net)                                                      736,706
                                                                     ----------
Other Assets

   Long Term Notes Receivable                                            15,172
                                                                     ----------

      Total Other Assets                                                 15,172
                                                                     ----------
         Total Assets                                                $1,693,608
                                                                     ==========


                      LIABILITIES AND STOCKHOLDERS' DEFICIT
                      -------------------------------------
Current Liabilities

   Accounts Payable and Acc Exp                                      $  187,006
   Current Portion of Notes Payable                                     354,972
                                                                     ----------
      Total Current Liabilities                                         541,978

Long-Term Liabilities
   Long-Term Debt                                                       458,189
                                                                     ----------
      Accrued Interest on Preferred Stock                               163,197
      Total Long-Term Liabilities                                       458,189

      Total Liabilities                                               1,163,364
                                                                     ----------

Stockholder's Equity

   Common Stock                                                         101,338
   Common Stock to be Distributed                                        50,000
   Preferred Stock 8%                                                 1,359,980
   Additional Paid in Capital                                         1,169,857
   Retained Deficit                                                  (2,150,931)
                                                                     ----------
      Total Stockholders' Equity                                        530,244
                                                                     ----------

         Total Liabilities and Stockholders' Equity                  $1,693,608
                                                                     ==========




                                Paradise Tan, Inc
                            Statements of Operations
                                   06/30/2003
                                  (unaudited)
===============================================================================


DESCRIPTION                                          6/30/02          6/30/03
-----------                                        -----------      -----------

Income
------
   Tanning Services                                   (468,671)        (305,521)
   Product Sales                                      (117,802)        (108,138)
   Licensing Fees                                            0          (10,900)
   Credit Card Sales                                         0             (524)
   Returns and Allowances                                1,176            1,024
   Sales Tax Expense                                         0             (297)
      Total Income                                    (585,296)        (424,356)
                                                   -----------      -----------

Cost of Goods Sold
------------------
   Supplies                                             23,804           29,889
      Total Cost of Goods Sold                          23,804           29,889
                                                   -----------      -----------

         GROSS PROFIT                                 (561,491)        (394,466)


General & Admin Expenses
------------------------
   Advertising                                          19,701           14,967
   Automobile Expense                                    4,575            4,327
   Bank Service Charges                                 14,695            5,038
   Credit Card Charges                                     546                0
   Commissions                                          13,854            3,993
   Contract Labor                                        2,339              123
   Depreciation                                        155,053           70,000
   Dues and Subscriptions                                  250              930
   Employee Benefits                                     1,334              734
   Equipment Lease                                           0           12,459
   Fees and Permits                                        544            1,785
   Insurance                                            14,006           21,235
   Interest                                             32,700           48,754
   Internet Web Site                                         0            1,513
   Management Fees                                       3,475           24,250
   Meetings and Seminars                                   367               77
   Miscellaneous                                             0                0
   Office Supplies                                       4,856              950
   Operational Expense                                  24,386           16,727
   Outside Services                                      4,458            7,458
   Over/Short                                              307              122
   Printing                                              1,973                0
   Promotional                                             367                0
   Postage                                               2,094              634
   Professional                                         11,433          122,435
   Rent                                                138,399          100,654
   Repair                                                2,631                0
   Salaries and Taxes                                  189,439          124,629
   Security                                                821              408
   Telephone                                             4,317            3,742
   Utilities                                            37,028           35,378
   Uniforms                                                  0              237
      Total General & Admin Expenses                   685,948          623,557
                                                   -----------      -----------

         NET (INCOME) LOSS OPERATIONS                  124,457          229,090
                                                   -----------      -----------

Other (Income) Expense
----------------------
   Gain on Sale of Fixed Assets                        (95,442)        (150,000)
   Other (Income) Expense                                 (250)          98,215
   Interest Expense                                          0           54,399
   Settlement Expense                                        0           65,005
      Total Other (Income) Expense                     (95,692)          67,619
                                                   -----------      -----------

         NET INCOME (LOSS) BEFORE TAXES                (28,764)        (296,709)

Federal Income Tax - Current                                 0                0
Federal Income Tax - Deferred                                0                0

         NET INCOME (LOSS) AFTER TAXES                 (28,764)        (296,709)
                                                   ===========      ===========




                               Paradise Tan, Inc.
                  Statement of Changes in Stockholders' Equity
                                  June 30, 2003
                                  (unaudited)
===============================================================================

                 Common      Preferred    Paid - In     Retained
                 Stock       Stock        Capital       Earnings      Total
                ---------    ----------   ----------   -----------   ---------
Beginning
Balance,
January 1,
2003            $ 151,338    $1,359,980   $1,169,857   $(1,854,222)  $(342,904)
                ---------    ----------   ----------   -----------   ---------
Current Net
(Loss)                                                    (296,709)   (296,709)

Ending
Balance,
June 30,
2003            $ 151,338    $1,359,980   $1,169,857   $(2,150,931)  $ 530,244
                =========    ==========   ==========   ===========   =========




                            Statements of Cash Flow
                                  June 30, 2003
                                  (unaudited)
===============================================================================

                                                     6/30/02          6/30/03
                                                   -----------      -----------

Cash Flows From Operating Activities
   Net (Loss)                                      $  (296,709)     $   (28,764)
   Adjustments to reconcile net income to net
     cash provided by operating activities:
      Depreciation                                     (20,478)          66,500
      Accrued interest on preferred stock                    -           54,399
      Gain on disposal of asset                              -

  (Increase) decrease in current portion of
     notes receivable                                    2,075
  (Increase) decrease in inventory                      31,000            5,498
  (Increase) decrease in long term notes receivable   (181,627)
  (Increase) decrease in deposits                       20,478
   Increase (decrease) in accounts payable              89,922         (114,285)
   Increase (decrease) in payroll taxes payable            472
   Increase (decrease) in sales tax payable              5,345
   Increase (decrease) in accrued interest
     on preferred stock                                 54,399
   Increase (decrease) in excess outstanding checks    (18,449)
                                                   -----------      -----------
Net Cash Used in Operating Activities                 (313,571)         (16,652)
                                                   -----------      -----------

Cash Flows From Investing Activities
   Purchase of equipment                               (24,919)               -
   Proceeds from disposal of assets                    150,000
                                                                              -
                                                   -----------      -----------
Net Cash Used by Investing Activities                  125,081                -
                                                   -----------      -----------

Cash Flows From Financing Activities
   Cash collected from payments on notes receivable
                                                             -            3,031
   Change in excess of outstanding checks
     over bank balance                                       -          (31,271)
   Proceeds from borrowing                                   -          151,189
   Principal payments on debt                           45,266         (123,647)
   Proceeds from raised capital                      1,000,000           25,000
                                                   -----------      -----------
Net Cash Provided (Used) by Financing Activities
                                                     1,045,266           24,302
                                                   -----------      -----------

Net Increase (Decrease) in Cash                        856,777            7,650

Cash Beginning of Year                                  32,355              607
                                                   -----------      -----------
Cash End of Year                                   $   889,132            8,257
                                                   ===========      ===========





                               PARADISE TAN, INC.
                           CONSOLIDATED BALANCE SHEET
                              AT DECEMBER 31, 2002
===============================================================================


                                     ASSETS
                                     ------
CURRENT ASSETS
--------------
   Cash                                                              $   32,355
   Current portion of notes receivable
                                                                          8,912
   Inventory                                                             10,611
                                                                     ----------
      TOTAL CURRENT ASSETS                                               51,878

FIXED ASSETS
------------
   Office equipment                                                      30,473
   Furniture and fixtures                                                20,381
   Tanning equipment                                                    969,873
   Transportation equipment                                               1,200
   Leasehold improvements                                               255,232
   Accumulated depreciation                                            (379,304)
                                                                     ----------
      NET FIXED ASSETS                                                  897,855

OTHER ASSETS
------------
   Long-term notes receivable                                            12,030
   Deposits                                                               5,663
                                                                     ----------
      TOTAL OTHER ASSETS                                                 17,693

            TOTAL ASSETS                                             $  967,426
                                                                     ==========


                      LIABILITIES AND STOCKHOLDERS' DEFICIT
                      -------------------------------------

CURRENT LIABILITIES
-------------------
   Accounts payable and accrued expenses                             $   91,267
   Excess of outstanding checks over bank balance                        18,449
   Current portion of notes payable                                     354,972
                                                                     ----------
      TOTAL CURRENT LIABILITIES                                         464,688
                                                                     ----------

LONG-TERM LIABILITIES
---------------------
   Notes payable                                                        458,189
   Accrued interest on preferred stock                                  108,798
                                                                     ----------
      TOTAL LONG-TERM LIABILITIES                                       566,987
                                                                     ----------
         TOTAL LIABILITIES                                            1,031,675
                                                                     ----------

STOCKHOLDERS' DEFICIT
---------------------
   Common stock (50,000,000 shares authorized, 10,133,784
     shares issued  and outstanding, par value $.01)                    101,338
   Common stock to be distributed to officers (5,000,000 shares)         50,000
   Preferred stock 8% cumulative (1,000,000 shares authorized,
     135,998 shares issued  and outstanding, par value $10.00)        1,359,980
   Additional paid-in capital                                           169,857
   Retained deficit                                                  (1,745,424)
                                                                     ----------
         TOTAL STOCKHOLDERS' DEFICIT                                    (64,249)
                                                                     ----------

            TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT              $  967,426
                                                                     ==========



         See notes to audited financial statements and auditors' report




                               PARADISE TAN, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
===============================================================================

                                                       2002             2001
                                                    ----------       ----------
REVENUES AND RELATED COSTS
--------------------------
   Tanning services from company operated salons    $  802,172       $  962,948
   Product sales from company operated salons          174,109          315,490
                                                    ----------       ----------
   NET REVENUES                                        976,281        1,278,438
                                                    ----------       ----------
   Cost of product sales from company operated salons  (38,073)        (172,538)
                                                    ----------       ----------
      GROSS PROFIT                                     938,208        1,105,900
                                                    ----------       ----------

EXPENSES:
---------
   Advertising                                      $   19,651       $   47,860
   Auto and truck                                        7,839           15,785
   Bank and credit card charges                         27,247           28,067
   Commissions                                           5,983            2,001
   Contract labor                                       19,905           19,054
   Depreciation                                        133,012          172,322
   Dues and subscriptions                                  489              189
   Employee benefits                                     1,453            3,077
   Equipment rental                                     17,344            5,450
   Fees and permits                                      1,424            2,116
   Insurance                                            29,018           33,454
   Licenses and taxes                                   11,622              110
   Management fees                                       8,611                -
   Miscellaneous                                         2,711            1,180
   Office expense                                       12,290           11,263
   Operational expense                                  16,134           32,245
   Outside services                                     11,034           23,780
   Printing                                              1,931            5,825
   Postage and freight                                   2,489           12,882
   Professional fees                                    44,223           29,431
   Rent                                                330,814          295,697
   Repairs and maintenance                               3,815           20,063
   Salaries and related taxes                          359,383          460,918
   Telephone                                             8,829           27,365
   Travel and entertainment                                  -            2,830
   Utilities                                            72,882           96,206
                                                    ----------       ----------
      TOTAL EXPENSES                                 1,150,133        1,349,170
                                                    ----------       ----------
         OPERATING (LOSS)                             (211,925)        (243,270)
                                                    ----------       ----------







         See notes to audited financial statements and auditors' report




                               PARADISE TAN, INC.
                  CONSOLIDATED STATEMENTS OF OPERATIONS (CONT.)
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
===============================================================================

                                                       2002             2001
                                                    ----------       ----------

         OPERATING (LOSS)                             (211,925)        (243,270)
                                                    ----------       ----------

OTHER INCOME (EXPENSE):
-----------------------
   Gain on sale of fixed assets                         35,960                -
   Royalties and licensing fees                              -          104,083
   Interest income                                       1,801            9,617
   Interest expense                                   (210,245)         (79,331)
                                                    ----------       ----------
                                                      (172,484)          34,369
                                                    ----------       ----------

         NET LOSS                                   $ (384,409)      $ (208,901)
                                                    ==========       ==========

Basic Loss per Share                                $    (0.04)      $    (0.02)
                                                    ==========       ==========

Fully Diluted Loss per Share                        $    (0.04)      $    (0.02)
                                                    ==========       ==========

Weighted Average Shares Outstanding                  9,564,763        9,336,897
                                                    ==========       ==========





         See notes to audited financial statements and auditors' report




                               PARADISE TAN, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
===============================================================================


                                                       Additional
               Common   Common    Preferred  Preferred  Paid in      Retained
               Stock    Shares    Stock      Shares     Capital      Deficit
               -------  --------- ---------  ---------  ----------   ---------
Balances,
January 1,
2001           $95,195  9,519,498 $       -          -  $        - $(1,152,114)

Issuance of
Preferred
shares               -          - 1,359,980    135,998           -           -

Common stock
issued for
services
received         1,000    100,000         -          -      19,000           -

Warrants
issued for
services
received             -          -         -          -       1,000           -

Proceeds
From
Issuance
of common
shares             100     10,000         -          -      24,900           -

Net loss
for year             -          -         -          -           -    (208,901)
               -------  --------- ---------  ---------  ----------   ---------

Balances,
December 31,
2001           $96,295  9,629,498 1,359,980    135,998  $   44,900 $(1,361,015)

Common stock
issued for
services
received         2,000    200,000         -          -      28,000           -

Proceeds
From
issuance of
common
shares           3,043    304,286         -          -      96,957           -

Net loss
for year             -          -         -          -           -    (384,409)
               -------  --------- ---------  ---------  ----------   ---------

Balances,
December 31,
2002          $101,338 10,133,784$1,359,980    135,998  $  169,857 $(1,745,424)
               =======  ========= =========  =========  ==========   =========





         See notes to audited financial statements and auditors' report




                               PARADISE TAN, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
===============================================================================


                                                       2002             2001
                                                    ----------       ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
-------------------------------------
   Net loss                                         $ (384,409)      $ (208,901)
   Adjustments to reconcile net loss to net
     cash used in operating activities:
      Depreciation                                     133,012          172,322
      Common stock issued for services received         30,000           20,000
      Services received for common stock to
        be distributed                                  16,667           16,667
      Warrants issued for services received              1,000                -
      Gain on sale of fixed assets                     (35,960)               -
      Accrued interest on preferred stock              108,798                -
     (Increase) decrease in operating assets:
         Inventory                                      10,967          (14,141)
      Increase (decrease) in operating liabilities:
         Accounts payable and accrued expenses        (134,825)          52,918
                                                    ----------       ----------
         NET CASH PROVIDED BY (USED IN)
           OPERATING ACTIVITIES                       (254,750)          38,865
                                                    ----------       ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
-------------------------------------
   Purchase of fixed assets                             (2,475)        (147,379)
                                                    ----------       ----------
         NET CASH (USED IN) INVESTING ACTIVITIES        (2,475)        (147,379)
                                                    ----------       ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
-------------------------------------
   Cash collected from payments on notes receivable      6,063                -
   Borrowings of notes payable                         437,062          180,464
   Repayments of notes payable                        (222,610)        (147,650)
   Change in excess of outstanding checks
     over bank balance                                 (31,271)          43,780
   Cash proceeds from issuance of common shares        100,000           25,000
                                                    ----------       ----------
         NET CASH PROVIDED BY FINANCING ACTIVITIES     289,244          101,594
                                                    ----------       ----------

         NET INCREASE (DECREASE) IN CASH AND CASH
           EQUIVALENTS                                  32,019           (6,920)
                                                    ----------       ----------

CASH AND CASH EQUIVALENTS:
--------------------------
         Beginning of year                                 336            7,256
                                                    ----------       ----------
         End of year                                $   32,355       $      336
                                                    ==========       ==========




         See notes to audited financial statements and auditors' report



                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
===============================================================================

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Background - Paradise Tan, Inc. (the Company) was organized under the laws of
----------
the State of Texas on February 14, 1994 as a corporation. On August 10, 1999, the Company legally entered into an Agreement and Plan of Merger with S. Joseph & Associates, Inc. and QT Products, Inc. (Texas corporations), companies related through common ownership and maintained the name of Paradise Tan, Inc. as of that date simultaneously with the merger. It was the surviving corporation. The terminating corporations exchanged their issued common shares with the Company whereby each said common share which was issued and outstanding immediately prior to the effective time of the merger were converted in to the common shares of the Company afterwards. The transaction was accounted for as a merger of entities under common control in accordance with Appendix D of Statement of Financial Accountings Standards Statement No. 141 wherein the stockholders of the Company retained the outstanding common stock of the terminating corporations after the merger. Accordingly, the transaction was accounted for at historical cost similar to accounting for pooling-of-interests. The primary reason for the acquisition was to achieve the Company's objective of capitalizing on acquisitions in this industry.

The Company currently operates tanning salons in and around the Dallas/Fort Worth metropolitan area. All salons are operated by the Company, or under the terms of franchise and license agreements, by franchisees who are independent entrepreneurs or by licensees operating under license agreements between the Company and local business people.

Basis of Presentation - The consolidated financial statements included herein
---------------------
include the accounts of the Paradise Tan, Inc. and its wholly owned subsidiary prepared under the accrual basis of accounting.

Management's Use of Estimates - The preparation of consolidated financial
-----------------------------
statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - The carrying amounts of financial
-----------------------------------
instruments including inventory, notes receivable, accounts payable and accrued expenses approximated fair value because of the immediate short-term maturity of these instruments.


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
===============================================================================

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT')
-----------------------------------------------------------

Income Taxes - Income taxes are provided for the tax effects of transactions
------------
reported in the financial statements and consist of deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting and net operating loss-carry forwards. Deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The income tax benefit consists of taxes currently refundable due to net operating loss carry back provisions less the effects of accelerated depreciation for the federal government. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Earnings (Loss) Per Share - The Company reports earnings (loss) per share in
-------------------------
accordance with Statement of Financial Accounting Standard (SFAS) No.128. This statement requires dual presentation of basic and diluted earnings (loss) with a reconciliation of the numerator and denominator of the loss per share computations. Basic earnings per share amounts are based on the weighted average shares of common outstanding. If applicable, diluted earnings per share assumes the conversion, exercise or issuance of all common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Accordingly, this presentation has been adopted for the periods presented. There were no adjustments required to net loss for the period presented in the computation of diluted earnings per share. There were 100,000 common stock equivalents (CSE) excluded from the computation of diluted loss per share. See also "Subsequent Events" footnote below for additional CSE's in 2003.

Notes Receivable - Notes receivable are charged to bad debt expense as they are
----------------
deemed uncollectible based upon a periodic review of the accounts. No bad debt expense for the years ended December 31, 2002 and 2001 was recorded. At December 31, 2002, no allowance for doubtful accounts was deemed necessary.

Stock-Based Compensation - The Company accounts for stock-based compensation
------------------------
using the fair value method of Financial Accounting Standard No. 123. Shares issued for services rendered by a third party are recorded at the fair value of the shares issued or services rendered, whichever is more readily determinable. The Company accounts for options and warrants under the same authoritative guidance using the Black-Scholes Option Pricing Model.


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
===============================================================================

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT')
-----------------------------------------------------------

Fixed Assets - Fixed assets are recorded at cost and include expenditures that
------------
substantially increase the productive lives of the existing assets. Maintenance and repair costs are expensed as incurred. Depreciation is provided using the straight-line method. Depreciation of property and equipment is calculated over the management prescribed recovery periods, which range from 5 years for equipment to 7 years for tanning beds.

When a fixed asset is disposed of, its cost and related accumulated depreciation are removed from the accounts. The difference between undepreciated cost and proceeds from disposition is recorded as a gain or loss.

Advertising Costs - Advertising costs are expensed as incurred. The Company does
-----------------
not incur any direct-response advertising costs. Advertising expense totaled approximately $20,000 and $48,000 for the years ended December 31, 2002 and 2001, respectively.

Revenue Recognition - Revenue is recognized when products at point-of-sale are
-------------------
sold and earned and when tanning services are performed. Revenues from franchised and licenses salons include initial fees received. Initial fees are recognized upon opening of a salon, which is when the Company has performed substantially all initial services required by the franchise or license arrangements.

Comprehensive Income (Loss) - The Company adopted Financial Accounting Standards
---------------------------
Board Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income and its components in the consolidated financial statements. There were no items of comprehensive income (loss) applicable to the Company during the years covered in the consolidated financial statements.

Long-Lived Assets - In accordance with Financial Accounting Standards Board
-----------------
Statement of Financial Accounting Standard No.121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the carrying value of long-lived assets is reviewed by management on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. To date, no such impairment has been indicated. Should there be impairment in the future; the Company will recognize the amount of the impairment based on discounted expected consolidated future cash flows from the impaired assets.


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
===============================================================================

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT')
-----------------------------------------------------------

Cash and Cash Equivalents - For purposes of the Consolidated Statements of Cash
-------------------------
Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Inventory - Inventory, consisting of tanning lotions and related products, is
---------
valued at the lower of cost or market using the first-in, first-out (FIFO) method.

Recent Accounting Pronouncements - In July 2001, the Financial Accounting
--------------------------------
Standards Board issued Statement of Financial Accounting Standards (SFAS) No.143, "Accounting for Asset Retirement Obligations" which addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value cannot be made. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect SFAS No. 143 to have a material effect on its consolidated financial condition or consolidated cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 generally establishes a standard framework which to measure impairment of long-lived assets and expands the Accounting Principles Board ("APB") 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" to include a component of the entity (rather than a segment of the business). SFAF No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not expect SFAS No. 144 to have a material effect on its consolidated financial condition and consolidated cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" effective for exit or disposal activities initiated after December 31, 2002. The standard addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force No. 94-3. SFAS No. 146 essentially requires a liability to be recognized and measured initially at its fair value in the period in which the liability is incurred for a cost associated with an exit or disposal activity. The implementation of the pronouncement does not have material effect on its consolidated financial condition and consolidated cash flows.


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
===============================================================================

NOTE B - SUPPLEMENTAL CASH FLOW INFORMATION
-------------------------------------------

Supplemental disclosures of cash flow information for the years ended December 31, 2002 and 2001 is summarized as follows:

Cash paid during the period for interest and income taxes:

                                                 2002          2001
                                              ----------    ----------
          Income Taxes                        $      -0-    $      -0-
          Interest                            $  101,447    $   79,331

NON-CASH FINANCING ACTIVITES:
-----------------------------
Common stock issued for services rendered     $   30,000    $   20,000
                                              ==========    ==========

NOTE C - INCOME TAXES
---------------------

The Company has approximately $874,000 of federal net operating losses available that expire in various years through the year 2022. Due to federal tax net operating losses, the lack of Texas state income taxes and the inability to recognize an income tax benefit there from; there is no provision for current federal or state income taxes for the years ended December 31, 2002 and 2001.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes. Accelerated depreciation for income tax purposes at December 31, 2002 is approximately $422,000. The Company's deferred tax liability attributable to depreciation at December 31, 2002, calculated using the federal effective tax rate, is approximately $143,000. The deferred tax asset attributable to the net operating loss carry forward at December 31, 2002 is $297,000.

The Company's net deferred tax asset at December 31, 2002 consisting of net operating loss carry forwards less the effects of accelerated depreciation is $154,000 less a valuation allowance in the amount of approximately $154,000 respectively. Because of the Company's lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased (decreased) by approximately $57,000 and ($6,000) for the years ended December 31, 2002 and 2001, respectively.

The Company's total deferred tax asset as of December 31, 2002 is as follows:

     Net operating loss carry forwards less depreciation         $  154,000
     Valuation allowance                                           (154,000)
                                                                 ----------
          Net deferred tax asset                                 $       --
                                                                 ==========


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2002
===============================================================================

NOTE C - INCOME TAXES (CONT.)
-----------------------------

The reconciliation of income taxes computed at the federal statutory income tax rate to total income taxes for the years ended December 31, 2002 and 2001 are as follows:

                                                            2002         2001
                                                         ----------   ----------
     Income tax computed at the federal statutory rate      34 %         34 %
     State income taxes, net of federal tax benefit         -0-%         -0-%
                                                         ----------   ----------
     Valuation allowance                                   (34 %)       (34 %)
                                                         ----------   ----------
     Net deferred tax asset                                 -0-%         -0-%
                                                         ==========   ==========

NOTE D - SEGMENT REPORTING
--------------------------

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires companies to report information about operating segments in interim and annual financial statements. It also requires segment disclosures about products and services, geographic areas and major customers. The Company determined that it did not have any material, separately reportable operating segments as of December 31, 2002.

NOTE E - EQUITY
---------------

During the year ended December 31, 2001, the Company legally amended its Articles of Incorporation to authorize 1,000,000 preferred shares with a par value of $10 per share and to increase its authorized common shares to 10,000,000 shares with a par value of $.01 per share. The amendment gave the Board of Directors authorization to divide the preferred shares into classes, determine rights, limitations, and preferences of such class of stock. Accordingly, pursuant to Board approval in 2001, the Company's preferred stock shall carry 8% cumulative annualized interest. Also the preferred shares may be turned into the Company's treasury for cash at $10 par value per share plus cumulative interest. The shareholders authorized deferral of interest payments to January 15, 2004.

During the year ended December 31, 2002, the Company legally amended its Articles of Incorporation to increase its authorized common shares to 20,000,000 shares with a par value of $.01 per share.

Subsequent to the December 31, 2002 year-end, the Company again legally amended its Articles of Incorporation to increase its authorized common shares to 50,000,000 shares with a continued par value of $.01 per share.


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
===============================================================================

NOTE E - EQUITY (CONT.)
-----------------------

During the year ended December 31, 2002, 200,000 common shares were issued to outside consultants as compensation for services rendered to the Company and valued at the $30,000 fair market value of the services received as determined by a third party source.

During the year ended December 31, 2002, 304,286 common shares were issued to investors for $100,000 cash received.

During the year ended December 31, 2001, 10,000 common shares were issued to an investor for $25,000 cash received.

During the year ended December 31, 2001, 100,000 common shares were issued to an outside consultant and an entity related to the Company through common directorship, respectively, as compensation for services rendered to the Company and valued at the $20,000 fair market value of the services received as determined by a third party source.

NOTE F - STOCK WARRANTS
-----------------------

In 2001, the Company issued 100,000 stock warrants to a party related through directorship. The stock warrants allow the related party to purchase shares of the Company's stock at $2.50 per share per the individual warrant agreement. Subsequent to December 31, 2002, the Company reduced the price from $2.50 per share to $2.00 per share. The warrants allow the party to purchase one common share of the Company's common stock for each warrant. The warrants expire in September 2006 per the individual warrant agreement. The Company did not grant any registration rights with respect to any shares of common stock issuable upon exercise of the warrants.

Stock  warrants outstanding and exercisable on December 31, 2002 are as follows:



   Exercise        Shares Under         Remaining Life
Price per Share       Option               In Years
---------------    ------------         --------------
Outstanding:
------------
     $2.00           100,000                 3.67
---------------    ------------         --------------

Exercisable:
------------
     $2.00           100,000                 3.67
---------------    ------------         --------------



                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
===============================================================================

NOTE G - RELATED PARTY TRANSACTIONS
------------------------------------

In December 2001, the Company issued 135,998 shares of its $10 par value preferred stock to four shareholders of the Company in lieu of debt. These shareholders are related to the Company through affiliation as officers and directors. The shareholders each previously contributed tanning salons to the Company in prior years and this resulted in the issuances thereof. Pursuant to a Board of Directors' approval, the preferred stock carries with it an annual cumulative interest rate of 8% per annum. As of December 31, 2002, this amount is unpaid and has a scheduled payment date of January 15, 2004.

Included in accounts payable at December 31, 2002 and 2001 are amounts due to officers of $20,263 and $31,363, respectively.

NOTE I - COMMITMENTS
--------------------

The Company leases its executive offices in Texas and tanning salons throughout the South West under non-cancelable operating leases that expire from varying dates through December 2007. Future minimum rental payments as of December 31, 2002 in the aggregate and for each of the five succeeding years are as follows:

Year                                 Amount
----                                --------
2003                                $112,420
2004                                 111,114
2005                                  71,118
2006                                  41,086
2007                                  30,094
                                    --------
                                    $365,832
                                    ========

NOTE J - NOTES PAYABLE
----------------------

Notes payable at December 31, 2002 consist of the following:

Note payable to an unrelated bank bearing 7.75%
interest, secured by first lien on inventory. 48 monthly
payments of principal and interest with maturity
due April 2006.                                                        $ 96,806

SBA note payable to an unrelated bank bearing 10.25%
interest, secured by equipment, inventory and personal
guarantees of three of the Company's officers. 84 monthly
payments of principal and interest of $4,664 with maturity
due October 2005.                                                      $ 62,071


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
===============================================================================

NOTE J - NOTES PAYABLE (CONT.)
------------------------------

Note payable to an unrelated bank bearing 9.00%
interest, secured by a vehicle. 48 monthly payments
of principal and interest of $208 with maturity due
May 2006.                                                              $  7,296

Note payable to an unrelated bank bearing 10.50%
interest, unsecured. Payments of interest only with
maturity due January 2004.                                             $ 57,715

Note payable to an unrelated bank bearing 9.375%
interest. Monthly payments of principal and interest
of $2,903 with balloon of $51,421 due June 2003.                       $ 63,213

Unsecured loan payable to an unrelated investor
bearing 10% interest. Entire balance of principal
and unpaid interest due on demand.                                     $ 10,000

Unsecured loan payable to an unrelated investor
bearing 10% interest. Entire balance of principal
and unpaid interest due on demand.                                     $ 17,000

Unsecured loan payable to an unrelated investor
bearing 10% interest. Entire balance of principal
and unpaid interest due on demand.                                     $ 10,000

Unsecured loan payable to an unrelated investor
bearing 10% interest. Entire balance of principal
and unpaid interest due on demand. Note fully
repaid subsequent to year end with interest.                           $  2,500

Unsecured loan payable to an unrelated investor
bearing 10% interest. Entire balance of principal
and unpaid interest due on demand.                                     $ 25,000

Unsecured loan payable to an unrelated investor
bearing 10% interest. Entire balance of principal
and unpaid interest due on demand.                                     $  2,500


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
===============================================================================

NOTE J - NOTES PAYABLE (CONT.)
------------------------------

Unsecured loan payable to an unrelated investor
bearing 10% interest. Entire balance of principal
and unpaid interest due on demand.                                     $  2,500

Unsecured loan payable to an unrelated investor
bearing 10% interest. Entire balance of principal
and unpaid interest due on demand. Subsequent to
year end, this note was converted to equity.                           $ 70,000

Unsecured loan payable to an unrelated investor
bearing 10% interest. Entire balance of principal
and unpaid interest due on demand.                                     $  5,000

Unsecured loan payable to an unrelated investor
bearing 10% interest. Entire balance of principal and
interest converted to equity subsequent to year end.                   $ 10,000

Unsecured loan payable to a related party investor
bearing 10% interest. Entire balance of principal
and unpaid interest due in April 2004. Party related
through brother of director.                                           $100,000

Unsecured note payable to an unrelated investor
bearing 10% interest. Entire balance of principal
and unpaid interest due on demand. Note was
fully repaid subsequent to year end.                                   $ 39,000

Note payable to an unrelated bank bearing interest
of prime plus 2%. Monthly payments of principal and
interest of approximately $2,600 depending on the prime
rate with balloon due February 2004.                                   $146,560

Unsecured loan payable to an unrelated investor
bearing 10% interest. Entire balance of principal and
interest converted to equity subsequent to year end.                   $ 10,000

Unsecured loan payable to an unrelated investor
bearing 10% interest. Entire balance of principal and
interest converted to equity subsequent to year end.                   $ 50,000


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
===============================================================================

NOTE J - NOTES PAYABLE (CONT.)
------------------------------

Unsecured loan payable to a related party officer
bearing 10% interest. Entire balance of principal
and unpaid interest due in April 2004.                                 $ 26,000
                                                                       --------

     Total                                                             $813,161
     Less: current portion                                             $354,972
                                                                       --------
     Long-term portion                                                 $458,189
                                                                       ========

Principal maturities of notes payable as of December 31, 2002 for the next five years and thereafter is as follows:

2003                    $ 354,972
2004                    $ 395,476
2005                    $  51,737
2006                    $  10,976
2007                    $     -0-
                        ---------
Total                   $ 813,161
                        =========

NOTE K - FRANCHISE ARRANGEMENTS
-------------------------------

Individual franchise arrangements generally include a lease and a license and provide for payment of initial fees. The Company's franchisees are granted the right to operate a salon using its' name and system for a period of 20 years. Franchisees pay their own related occupancy costs including property taxes, insurance and maintenance.

The results of operations of salon businesses purchased and sold in transactions with franchisees and others were not material to the consolidated financial statements for periods prior to purchase and sale.

NOTE L - NOTES RECEIVABLE
--------------------------

Notes receivable at December 31, 2002 is comprised of two unsecured notes from unrelated individuals in the amounts of $15,988 and $4,954. The notes carry interest of 9% and 10% per annum and are due July 2006 and March 2003, respectively. The note due July 2006 has scheduled collections of principal of $3,958, $4,329, $4,736 and $2,965 in years 2003 through 2006.


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
===============================================================================

NOTE M - LITIGATION
-------------------

Subsequent to December 31, 2002, the Company favorably settled a liability it had pertaining to a labor related investigation it had in the period from the Equal Employment Opportunity Commission. No further commitment exists in the opinion of management.

Also subsequent to December 31, 2002, the Company received a notice from the National Association of Securities Dealers requesting certain information about the Company. In the opinion of the Company's management, the effects of any negative ramifications to the Company are remote and immaterial.

NOTE N - SUBSEQUENT EVENTS
--------------------------

Subsequent to December 31, 2002, the Company issued 100,000 stock warrants to a corporate entity owned by the Company's director. The stock warrants allow the related party to purchase shares of the Company's stock at $2.00 per share per the individual warrant agreement. The warrants allow the related party to purchase one common share of the Company's common stock for each warrant. The warrants expire in January 2008 per the individual warrant agreement. The Company did not grant any registration rights with respect to any shares of common stock issuable upon exercise of the warrants. The Company recorded a nominal expense equal to the estimated fair value of the options at the date of grants. The fair market value was calculated using the Black-Scholes options pricing model, assuming approximately 5% risk-free interest, 0% dividend yield, 60% volatility, $2.00 per share strike price, and a life of five years.

Also, subsequent to December 31, 2002, the Company issued an additional 239,995 stock warrants collectively to four related party entities or individuals and one unrelated individual. The stock warrants allow the related parties and other individual to purchase shares of the Company's stock at $2.00 per share per the individual warrant agreements. The warrants allow the related parties and other unrelated individual to each purchase one common share of the Company's common stock for each warrant. The warrants expire in April 2006 per the individual warrant agreements. The Company did not grant any registration rights with respect to any shares of common stock issuable upon exercise of the warrants. The Company recorded an expense for these warrants equal to the estimated fair value of the options at the date of grants. The fair market value was calculated using the Black-Scholes options pricing model, assuming approximately 5% risk-free interest, 0% dividend yield, 60% volatility, $2.00 per share strike price, and a life of three years.


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
===============================================================================

NOTE N - SUBSEQUENT EVENTS (CONT.)
----------------------------------

Subsequent to December 31, 2002, the Company entered into a $1,000,000 Stock Purchase Agreement and related Subscription Agreement with an unrelated individual. Pursuant to the terms of the agreements, the Company sold 1,333,333 shares of its common stock to the unrelated individual at a price of $.75 per share or a total of $1,000,000. This amount was transferred to an off-shore escrow and trust account simultaneous with the transfer of the stock certificate to the individual. The majority of the money is awaiting releases that depend on the Company's achievement of certain tasks as prescribed in the agreement. The tasks include applying for fully reporting status with the Securities and Exchange Commission and National Association of Securities Dealers.

Subsequent to December 31, 2002, the Company entered into a Finance Agreement with an unrelated consulting entity. As part of the agreement, the Company retained the services of this entity on a 90 day exclusive basis for the purpose of raising debt capital in the initial request of $10,000,000. The Company incurred a consulting fee of $50,000 out of the above mentioned escrow account. The Company is committed to paying this entity a success fee of seven percent on the amount of funds received as a result of its efforts on the initial request and ninety percent of this aforementioned fee on funds in excess of the initial request. The initial amount under contract was increased to $20,000,000 in 2003.

Subsequent to December 31, 2002, the Company issued 5,000,000 common shares to two of its officers and directors in exchange for services rendered in the years 2000 to 2002.

Subsequent to December 31, 2002, the Company also entered into an agreement with an unrelated merchant banking entity. As part of the agreement, the Company retained the exclusive services of this entity for the purpose of providing financial advisory, investment banking and other consulting services in connection with the Company's efforts to raise capital. The Company paid a due diligence fee of $30,000. The Company is committed to paying this entity a cash fee of five percent on the amount of loans received as a result of its efforts and an additional common stock fee of two percent of the common shares outstanding at the signing of the agreement, payable upon success only.

Subsequent to December 31, 2002, the Company also entered into a $3,000,000 Stock Purchase Agreement with an unrelated entity. Pursuant to the terms of the agreement, the Company agreed to commit itself to sell common shares to the unrelated entity at various discounted prices of the Company's bid price of its stock. As of the date of this report, no actual common stock has been sold.


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
===============================================================================

NOTE N - SUBSEQUENT EVENTS (CONT.)
----------------------------------

Subsequent to December 31, 2002, the Company sold shares of its common stock to unrelated investors and issued common stock to various parties for services rendered in the ordinary course of business. The Company received $26,950 from one unrelated corporation pursuant to two separate Securities Purchase Agreements. As of the date of this report, there were 16,794,114 shares of common stock issued and outstanding.

Pursuant to a unanimous vote at the Board of Directors meeting dated April 16, 2003, the Company approved and committed itself to pay a related entity of one of the directors of the Company, an amount equal to fifty percent of the monies collected from equity financings to be applied towards consulting work.

Subsequent to December 31, 2002, the Company sold one of its company-owned salons to an unrelated third party individual. In exchange for a selling price of $150,000, the Company sold all equipment and inventory in the particular location along with the limited right to its name and phone number, existing Yellow Pages advertisement, and all tanning related contracts. Pursuant to the agreement, $50,000 in cash was collected, $30,000 in accounts payable to an entity related to the individual was fully satisfied and extinguished, $39,000 in notes payable to the individual was fully satisfied and extinguished and an accounts receivable of $31,000 was established for the purchase of future tanning supplies and equipment from an entity related to this individual. See "Notes Payable" footnote above for discussion of the notes payable.

Subsequent to December 31, 2002, the Company entered into a secured note payable with an unrelated entity bearing 7.25% annual interest. The note requires thirty-six monthly payments of principal and interest in the amount of $318. The note matures in April 2006 and is secured by a vehicle.

Subsequent to December 31, 2002, the Company converted the aforementioned $50,000 in notes payable to an unrelated investor into common stock of the Company plus warrants as discussed in this footnote above.


                                    PART III

ITEM 1.     INDEX TO EXHIBITS.

Exhibit  3.1 -- Articles of Incorporation*

Exhibit  3.2 -- By-Laws*

Exhibit 10.1 -- Employment Agreement with Ron Schaefer.*

Exhibit 10.2 -- Stock Option Grants*

Exhibit 21.1 -- Subsidiaries of the Registrant*

Exhibit 23.1 -- Consent of Bongiovanni and Associates, CPAs*


* Filed herewith


ITEM 2.     DESCRIPTION OF EXHIBITS.

Not Applicable

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PARADISE TAN, INC.
                                           (Registrant)


                                        By: /S/ RONALD SCHAEFER
                                            -------------------
Date:  November 12, 2003                    Ronald Schaefer, President